Exhibit (e)(21)

MEMORANDUM OF UNDERSTANDING

WHEREAS, the parties to the action in the U.S. District Court for the Southern District of West Virginia (the “West Virginia Federal Court”) styled Giles et al., v. ICG, Inc. et al., Civil Action No. 3:11-0330 (the “West Virginia Federal Action” or the “Action”) have reached an agreement-in-principle providing for the settlement of the West Virginia Federal Action on the terms and subject to the conditions set forth below;

WHEREAS, on or about May 2, 2011, International Coal Group, Inc. (“ICG”) executed a Merger Agreement (the “Merger Agreement”) with Arch Coal, Inc. and Atlas Acquisition Corp. (collectively, “Arch” or “Purchaser”) whereby Purchaser would acquire ICG by means of a cash tender offer for $14.60 per share (“the Merger Consideration”) followed by a second step merger at the same price (the “Proposed Transaction”);

WHEREAS, on May 12, 2011, Stephen M. Giles commenced the West Virginia Federal Action, a class action in the U.S. District Court for the Southern District of West Virginia against ICG, ICG’s directors, and Purchaser, on behalf of himself and all of ICG’s public shareholders other than the named defendants and any related parties (the “Plaintiffs”) alleging, among other things, that the individual defendants named in the West Virginia Federal Action had breached their fiduciary duties in connection with the Proposed Transaction and that Purchaser had aided and abetted such breaches of fiduciary duty, and seeking, among other things, an injunction enjoining the consummation of the Proposed Transaction;

WHEREAS, between May 9 and May 19, 2011, various additional class actions were filed in Delaware and West Virginia state court arising out of the same facts and/or claims raised in the West Virginia Federal Action, styled Kirby v. International Coal Group, Inc., et al., C.A. No. 6464-VCP; Kramer v. International Coal Group, Inc., et al., C.A. No. 6470-VCP; Isakov v. International Coal Group, Inc. et al., C.A. No. 6505-VCP (the “Delaware Actions”) and Walker v. International Coal Group, Inc., C.A. No. 11-c-123; Huerta v. International Coal Group, Inc., C.A. No. 11-c-124; Goe v. International Coal Group, Inc., C.A. No. 11-c-766; Eyster v. International Coal Group, Inc., 11-c-131 (the “West Virginia State Actions” and together with the Delaware Actions, the “Other Pending Actions”);

WHEREAS, on May 13, 2011, Defendants in the West Virginia Federal Action (“Defendants”) filed a Motion to Proceed in One Jurisdiction, Dismiss or Stay Litigation in the Other Jurisdiction, and Organize Counsel for the Putative Class, requesting the courts adjudicating the West Virginia Actions and Delaware Actions to coordinate their efforts and direct that the identical putative class actions be adjudicated in one, but not all three, of the forums selected by the plaintiffs (the “One Forum Motion”);

WHEREAS, on May 16, 2011, ICG filed a Schedule 14D-9 Recommendation Statement (“14D-9”), which includes the unanimous recommendation of the ICG board of directors that ICG shareholders tender their shares in the tender offer and, if necessary, vote in favor of the adoption of the Merger Agreement;

WHEREAS, on May 18, 2011, Plaintiff in the West Virginia Federal Action filed an amended stockholder class action complaint for violation of the federal securities laws and state law breach of fiduciary duties, which also added Mayer Friedman to the caption of the complaint as a class plaintiff;

WHEREAS, on May 20, 2011, Wilbur L. Ross, Jr., ICG’s Chairman of the Board, was deposed in connection with the Delaware Actions;

WHEREAS, on May 23, 2011, Bennett Hatfield, ICG’s Chief Executive Officer, was deposed in connection with the Delaware Actions;

WHEREAS, on May 25, 2011, Defendants produced to Plaintiffs numerous documents, including relevant emails to and from Bennett Hatfield, transcripts of the depositions of Messrs. Ross and Hatfield, relevant documents given by ICG to Purchaser in connection with Purchaser’s due diligence for the Proposed Transaction, minutes of meetings of the ICG Board concerning the Proposed Transaction, and written presentations made to the ICG Board by UBS Securities LLC, which served as ICG’s financial advisor and rendered a fairness opinion to the ICG Board in connection with the Proposed Transaction;

WHEREAS, on May 26, 2011, Daniel Chu, the lead investment banker at UBS Securities LLC, was deposed in connection with the West Virginia Federal and Delaware Actions;

WHEREAS, following the aforementioned discovery, counsel for Defendants (“Defendants’ Counsel”) and counsel for Plaintiffs in the West Virginia Federal Action (“Plaintiffs’ Counsel”) began to engage in arm’s-length discussions and negotiations regarding a potential resolution of the claims asserted in the West Virginia Federal Action;

WHEREAS, on May 26, 2011, the parties in the Delaware Actions reached an arm’s-length agreement-in-principle providing for the settlement of the Delaware Actions on the terms and subject to the conditions set forth within a Memorandum of Understanding (the “Delaware MOU”),

WHEREAS, on May 27, 2011, the West Virginia Federal Court granted in part and denied in part Defendants’ One Forum Motion;

WHEREAS, also on May 27, 2011, ICG filed an Amended Schedule 14D-9 Recommendation Statement (“Amended 14D-9”), which included additional disclosures and a reduction of the termination fee;

WHEREAS, counsel for the parties hereto (the “Parties”) have not negotiated the amount or appropriateness of any potential application by Plaintiffs’ Counsel for attorneys’ fees prior to reaching agreement on terms of the agreement-in-principle to resolve the West Virginia Federal Action memorialized herein;

WHEREAS, Defendants acknowledge that they considered the disclosure and other claims raised by Plaintiffs in the West Virginia Federal Action in determining to make the Supplemental Disclosures (defined below), as provided in Paragraph 1 of this Memorandum of Understanding (“MOU”), in exchange for Plaintiffs’ agreement-in-principle to settle the West Virginia Federal Action, and that the claims asserted by Plaintiffs in the West Virginia Federal Action, the efforts of Plaintiffs’ Counsel in prosecuting the West Virginia Federal Action and the negotiations with Plaintiffs’ Counsel were a cause of the Supplemental Disclosures (defined below);

WHEREAS, Defendants have denied, and continue to deny all allegations of wrongdoing, fault, liability or damage to Plaintiffs or the Class (defined below), deny that they engaged in any wrongdoing, deny that they committed any violation of law, deny that the 14D-9 or any supplement thereto is in any way deficient or that it in any way fails to disclose all material information concerning the Proposed Transaction to ICG’s shareholders, deny that they acted improperly in any way, believe that they acted properly at all times, believe that the West Virginia Federal Action has no merit, and maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the Proposed Transaction or any public disclosures, but wish to settle for the reasons set forth herein;

WHEREAS, the entry by Plaintiffs into this MOU is not an admission as to the lack of merit of any claims asserted in the West Virginia Federal Action;

WHEREAS, the Parties recognize the time and expense that would be incurred by further litigation and the uncertainties inherent in such litigation;

WHEREAS, the Parties have reached an agreement-in-principle set forth in this MOU providing for settlement of the West Virginia Federal Action on the terms and conditions set forth below, which would include but not be limited to a release of all claims which were or could have been asserted in the West Virginia Federal Action or the Other Pending Actions; and

WHEREAS, Plaintiffs’ Counsel have concluded that the terms contained in this MOU are fair, reasonable and adequate to Plaintiffs and the other members of the Class (as defined below), and the Parties believe that it is reasonable to pursue the settlement of the West Virginia Federal Action based upon the procedures and terms outlined herein and the benefits and protections offered hereby, and the Parties wish to document their agreement in this MOU.

NOW THEREFORE, the Parties reached the following agreement-in-principle which, when reduced to a settlement agreement (the “Settlement Agreement”) and approved by the Delaware Court, is intended to be a full and final resolution of the Released Claims (defined below), which include all claims asserted in the West Virginia Federal Action (the “Settlement”). The Parties and their respective counsel agree to cooperate fully and to use their best efforts to effectuate the Settlement, which through the Settlement Agreement shall provide for and encompass the following and other customary terms:

1.	Supplemental Disclosures and Merger Agreement Revisions. In consideration for the full settlement and release of all of the Released Claims (defined below) and as a result of the pendency and prosecution of the West Virginia Federal Action, ICG will make additional disclosures identified in the document attached hereto as Exhibit A (the “Supplemental Disclosures”) in an amendment to the 14D-9 to be filed with the SEC no later than June 6, 2011.

2.	Certification of Class. The Settlement Agreement shall provide for the conditional certification in the Consolidated Delaware Action, for settlement purposes only, of a non-opt-out class pursuant to Court of Chancery Rules 23(a), 23(b)(1) and 23(b)(2) that includes any and all record holders and beneficial owners of ICG common stock who held any such share(s) at any time between and including May 2, 2011 and the effective date of consummation of the Proposed Transaction, and their respective successors in interest, successors, predecessors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors and successors and assigns, but excluding the specifically named Defendants (the “Class”).

3.	Representations of the Parties and Counsel. Defendants deny and continue to deny that they have committed or aided or abetted in the commission of any unlawful or wrongful act alleged in the Consolidated Delaware Action or the West Virginia Federal and State Actions, maintain that they diligently and scrupulously complied with their fiduciary duties (to the extent such duties exist), that the 14D-9 contains all material information necessary for ICG stockholders to make a fully-informed decision on the Proposed Transaction and deny that any additional disclosure (including without limitation the Supplemental Disclosure described in Paragraph 1 hereof) is necessary, and Defendants are entering into this MOU solely because the proposed settlement will eliminate the burden of litigation. Plaintiffs’ Counsel believe that Defendants would assert significant legal and factual defenses to Plaintiffs’ claims made in the West Virginia Federal Action and, as a result, that the terms of this MOU and the terms of the Proposed Transaction are fair, reasonable, adequate, and in the best interest of all members of the Class. Plaintiffs’ Counsel further represent that none of the Released Claims or causes of action referred to in this MOU, including the claims asserted in the West Virginia Federal Action, has been assigned, encumbered, or otherwise transferred, in whole or in part. Each of the undersigned attorneys affirms that he or she has been duly empowered and authorized to enter into this MOU.

4.	Modifications to Proposed Transaction. Plaintiffs acknowledge and agree that Purchaser and/or ICG may make further amendments or modifications to the Proposed Transaction not described here prior to the effective date of the Proposed Transaction to facilitate the consummation of the Proposed Transaction. Plaintiffs agree that they will not challenge or object to any such amendments or modifications so long as they are not inconsistent with the material terms of the Settlement set forth in this MOU or the fiduciary duties, if any, of any defendants.

5.

Stay Pending Court Approval. Pending negotiation, execution and Final Approval (defined below) of the Settlement Agreement and Settlement by the Delaware Court, Plaintiffs agree to stay the proceedings in the West Virginia Federal Action and to stay and not to initiate any other proceedings other than those incident to the Settlement itself and, if necessary, request and stipulate that the West Virginia Federal Court enter an order staying the West Virginia Federal Action. Upon the execution of this MOU, the parties agree that, except as provided herein, all outstanding discovery obligations (including non-party discovery obligations) will be stayed without date and to jointly request that the Court stay any further proceedings in the Action pending submission of the Settlement for the Delaware Court’s approval. Counsel to the parties further agree not to initiate any proceedings other than those incident to effecting the Settlement itself, not to seek any interim relief in favor of any member of the Class, and to seek to remove or withdraw any pending requests for interim relief (including, but not limited to, preliminary injunction motions in the Action). The Parties’ respective deadlines to respond to any filed or served pleadings or discovery requests are extended indefinitely. As used in this MOU, the term “Final Approval” of the Settlement means that the Delaware Court has entered a final order and judgment certifying the Class, approving the Settlement, dismissing the Consolidated Delaware Action with prejudice on the merits and with each party to bear its own costs (except those costs set forth in paragraphs 7 and 8 below) and providing for such release language as set forth in paragraph 6 below, and that such final order and judgment is final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, writ of certiorari, lapse of time or otherwise; provided, however, and notwithstanding any provision to the contrary in this MOU, Final Approval shall not include (and the Settlement is expressly not conditioned on) the approval of attorneys’ fees and the reimbursement of expenses to Plaintiffs’ Counsel as provided in paragraph 8 below, and any appeal related thereto. The Parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the Parties to this MOU which challenges the Settlement, the Proposed Transaction, including any transactions contemplated thereby, or otherwise involves, directly or indirectly, a Released Claim (defined below).

6.	Dismissal With Prejudice, Waiver & General Release. The Settlement Agreement shall expressly provide, among other things:

a)

for the full and complete discharge, dismissal with prejudice on the merits, settlement and release of, and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that Plaintiffs or any or all members of the Class ever had, now have, or may have, or otherwise could, can or might assert, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against any of the Released Parties (defined below), whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule (including but not limited to any claims under federal securities laws or state disclosure law or any claims that could be asserted derivatively on behalf of ICG), which, now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the West Virginia Federal and Consolidated Delaware Actions or the subject matter of the West Virginia Federal or the Consolidated Delaware Actions in any court, tribunal, forum or proceeding, including, without limitation, any and all claims which are based upon, arise out of, relate in any way to, or involve, directly or indirectly, (i) the Proposed Transaction or the issuance of any securities in connection therewith, (ii) any deliberations or negotiations in connection with the Proposed Transaction, including the process of deliberation or negotiation by each of Purchaser and/or ICG and any of their respective officers, directors or advisors, (iii) the consideration to be received by Class members in connection with the Proposed Transaction, (iv) the 14D-9, the Supplemental Disclosures or any other disclosures, SEC filings, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the Proposed Transaction, including without limitation claims under any and all federal securities laws (including those within the exclusive jurisdiction of the federal courts), (v) the fiduciary obligations of the Released Parties (defined below) in connection with the Proposed Transaction, (vi) the fees, expenses or costs incurred in prosecuting, defending, or settling the West Virginia Federal or the Consolidated Delaware Actions except for the Fee Application as described in paragraph 8 below, (vii) any of the allegations in any complaint or amendment(s) thereto filed in the West Virginia Federal or the Consolidated Delaware Actions; or (viii) any deliberations, negotiations, representations, omissions or other conduct leading to the execution of this MOU or the Settlement Agreement (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include (x) the right to enforce this MOU, the Settlement or the Settlement Agreement or (y) claims for statutory appraisal in connection with the Proposed Transaction by ICG stockholders who properly perfect such appraisal claims and do not otherwise waive their appraisal rights;

b)

that “Released Parties” means, whether or not each or all of the following persons or entities were named, served with process or appeared in the West Virginia Federal or the Consolidated Delaware Actions, (i) International Coal Group, Inc., Arch Coal, Inc., Atlas Acquisition Corp.,

Wilbur L. Ross, Jr., Bennett K. Hatfield, Cynthia B. Bezik, Maurice E. Carino, Jr., William J. Catacosinos, Stanley N. Gaines, Samuel A. Mitchell, Wendy L. Teramoto, (ii) any person or entity which is, or was related to or affiliated with any or all of them or in which any or all of them has or had a controlling interest, and (iii) the respective past and present family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, agents, employees, fiduciaries, partners, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited liability companies, corporations, parents, subsidiaries, divisions, affiliates, associated entities, shareholders, principals, officers, directors, managing directors, members, managers, managing members, managing agents, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, advisors, consultants, bankers, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, attorneys, personal or legal representatives, accountants, insurers, co-insurers, reinsurers, and associates, of each and all of the foregoing;

c)	that “Unknown Claims” means any claim that Plaintiffs or any member of the Class do not know or suspect exists in his, her or its favor at the time of the release of the Released Claims as against the Released Parties, including without limitation those which, if known, might have affected the decision to enter into the Settlement. With respect to any of the Released Claims, the Parties stipulate and agree that upon Final Approval of the Settlement, Plaintiffs shall expressly and each member of the Class shall be deemed to have, and by operation of the final order and judgment by the Delaware Court shall have, expressly waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States, or principle of common law, which governs or limits a person’s release of unknown claims and/or is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of Plaintiffs, and by operation of law the members of the Class, to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of “Released Claims” was separately bargained for and was a material element of the Settlement and was relied upon by each and all of Defendants in entering into the Settlement Agreement;

d)	that Defendants release all claims against Plaintiffs, members of the Class, and their counsel arising out of or relating to the institution, prosecution, and resolution of the West Virginia Federal Action (the “Release of Plaintiffs”); provided, however, that the Release of Plaintiffs shall not include the right to enforce the confidentiality stipulation agreed upon by the Parties, this MOU or the Settlement Agreement;

e)	that all Defendants have vigorously denied, and continue to vigorously deny, any wrongdoing or liability with respect to all claims asserted in the West Virginia Federal and the Consolidated Delaware Actions, including that they have committed any violations of law, that they have acted improperly in any way, that they have any liability or owe any damages of any kind to Plaintiffs and/or the Class, and that any additional disclosures (including the additional disclosures made in the Supplemental Disclosures) are required under any applicable rule, regulation, statute, or law, but are entering into this MOU and will execute the Settlement Agreement solely because they consider it desirable that the West Virginia Federal and the Consolidated Delaware Actions be settled and dismissed with prejudice in order to, among other things, (i) eliminate the burden, inconvenience, expense, risk and distraction of further litigation, (ii) finally put to rest and terminate all the claims which were or could have been asserted against Defendants in the West Virginia Federal and the Consolidated Delaware Actions, and (iii) thereby permit the Proposed Transaction to proceed without risk of injunctive or other relief;

f)

that all Defendants shall have the right to withdraw from the Settlement in the event that (i) any court temporarily, preliminarily or permanently enjoins or otherwise precludes the Proposed Transaction or any part thereof, or (ii) any claim related to the subject matter of the West Virginia Federal and the Consolidated Delaware Actions, the Proposed Transaction, or the Released Claims is commenced or prosecuted against any of the Released Parties in any court prior to Final Approval of the Settlement, and (following a motion by any Released Party) any such claim is not dismissed with prejudice or stayed in contemplation of dismissal with prejudice following Final Approval. In the event that any such claim is commenced or prosecuted against any of the Released

Parties, the Plaintiffs will cooperate with Defendants in Defendants’ efforts to secure the dismissal with prejudice (or a stay in contemplation of dismissal with prejudice, following Final Approval of the Settlement) thereof;

g)	for entry of a final and binding judgment dismissing the West Virginia Federal and the Consolidated Delaware Actions with prejudice (whether voluntary or involuntary) and, except as set forth in paragraphs 7 and 8 herein, without costs to any Party;

h)	that the Settlement and the payment of any attorneys’ fees awarded by the Delaware Court is expressly conditioned upon the Proposed Transaction becoming effective under Delaware law; and

i)	that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any plaintiff class in future proceedings.

7.	Notice. ICG shall be responsible for providing notice of the Settlement to the members of the Class and ICG or its successor(s) in interest shall pay all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class.

8.

Fees. Plaintiffs and Plaintiffs’ Counsel intend to petition the Delaware Court for an award of fees and expenses in connection with the West Virginia Federal Action (the “Fee Application”). Defendants reserve all rights with respect to the Fee Application. The Fee Application shall be Plaintiffs’ and/or Plaintiffs’ Counsel’s sole application for an award of fees or expenses in connection with any litigation concerning the Proposed Transaction. Final resolution by the Delaware Court of the Fee Application shall not be a precondition to the dismissal of the West Virginia Federal or the Consolidated Delaware Actions in accordance with the Settlement Agreement, and the Settlement Agreement shall provide that the Fee Application may be considered separately from the proposed Settlement. The Parties acknowledge and agree that ICG or its successor(s) in interest shall cause to be paid on behalf of the ICG directors and ICG, any fees and expenses awarded by the Delaware Court to Plaintiffs’ Counsel. Subject to the terms and conditions of this MOU, and the terms and conditions of the Settlement contemplated hereby, ICG or its successor(s) in interest shall, within ten (10) business days after the date of any order awarding attorneys’ fees and/or expenses to Plaintiffs’ Counsel becomes final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, writ of certiorari, lapse of time or otherwise (the “Fee Payment Date”), pay or cause to be paid the amount of such award to Faruqi & Faruqi for distribution to and among Plaintiffs’ Counsel. Notwithstanding any other provision of this MOU, no fees or expenses shall be due or payable to Plaintiffs’ Counsel in the absence of consummation of the Proposed Transaction, Final Approval of a final order and judgment entered by the Delaware Court which contains a release of the Released Claims, and dismissal with prejudice of the claims asserted against the Defendants in the West Virginia Federal and the Consolidated Delaware Actions. Any such payment shall be made subject to Plaintiffs’ Counsel’s joint and several obligations to make refunds or repayment to ICG (or any successor entity) if any specified condition to the Settlement is not satisfied or, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, any dismissal order is reversed or the fee or costs award is reduced or reversed.

9.	Approval. The Settlement Agreement is subject to Delaware Court approval, including the Fee Application referred to in foregoing paragraph; provided, however, that the Delaware Court’s approval of the Settlement is not contingent on its approval of the Fee Application. The Parties will attempt in good faith and use their best efforts to negotiate and mutually agree promptly upon the content and form of all documentation as may be required to obtain Final Approval of the Settlement and dismissal of the West Virginia Federal and the Consolidated Delaware Actions.

10.	Binding Effect. This MOU is subject to the following, which the Parties agree to use their best efforts to achieve: (a) the drafting and execution of a definitive Settlement Agreement by the Parties (and such other documentation as may be required to obtain final approval by the Delaware Court of the Settlement); (b) Final Approval of the Settlement by the Court; (c) dismissal with prejudice of the West Virginia Federal Action as to all members of the Class (including Plaintiffs) and entry by the Delaware Court of a final order and judgment containing such release language as is contained in the Settlement Agreement; and (d) the consummation of the Proposed Transaction. This MOU shall be rendered null and void and of no force and effect in the event that Final Approval of the Settlement fails to occur, any court temporarily, preliminarily or permanently enjoins or otherwise precludes the Proposed Transaction or any part thereof or the Proposed Transaction is not consummated for any reason. Additionally, all Defendants may, but are not obligated to, render this MOU null and void in the event that any Released Claims are prosecuted against any of the Released Parties and (subject to a motion by such defendant Released Party(ies)) such claims are not dismissed with prejudice or stayed in contemplation of dismissal of the West Virginia Federal Action. In any event of nullification of this MOU, the Parties shall be deemed to be in the position they were in prior to the execution of this MOU and the statements made herein and in connection with the negotiation of the MOU or the Settlement shall not be deemed to prejudice in any way the positions of the Parties with respect to the West Virginia Federal or the Consolidated Delaware Actions, or to constitute an admission of fact of wrongdoing by any Party, shall not be used by or entitle any Party to recover any fees, costs or expenses incurred in connection with the West Virginia Federal or the Consolidated Delaware Actions, and neither the existence of this MOU nor its contents nor any statements made in connection with the negotiation of this MOU or any settlement communications shall be admissible in evidence or shall be referred to for any purpose in the West Virginia Federal or the Consolidated Delaware Actions, or in any other litigation or judicial proceeding.

11.

Return of Documents. Plaintiffs’ Counsel agree that within ten (10) days of Final Approval of the Settlement, they will return to the producing party all discovery material obtained from the producing party, including all documents produced by and/or deposition testimony given by, any of Defendants (including, without limitation, their employees, affiliates, agents, representatives, attorneys, and third party advisors) and any materials containing or reflecting discovery material (herein “Discovery Material”), or certify in writing that such Discovery Material has been destroyed; provided, however, that Plaintiffs’ Counsel shall be entitled to retain all filings, court papers, and attorney work product containing or reflecting Discovery Material, subject to the requirement that Plaintiffs’ Counsel shall not disclose any Discovery Material contained or referenced in such materials to any person except pursuant to court order or agreement with Defendants. The Parties agree to submit to the Delaware Court any dispute concerning the return or destruction of Discovery Material.

12.	No Admission. The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings in connection with this MOU shall not be deemed or constitute a presumption, concession or an admission by any Party, any signatory hereto or any Released Party of any fault, liability or wrongdoing or lack of any fault, liability or wrongdoing, as to any facts or claims alleged or asserted in the West Virginia Federal or the Consolidated Delaware Actions or any other actions or proceedings, and shall not be interpreted, construed, deemed, involved, invoked, offered or received in evidence or otherwise used by any person in the West Virginia Federal or the Consolidated Delaware Actions or any other action or proceeding, whether civil, criminal or administrative, except in connection with any proceeding to enforce the terms of this MOU. The fact of and provisions contained in this MOU, and all negotiations, discussions, actions and proceedings leading up to the execution of this MOU, are confidential and intended for settlement discussions only. If the Settlement does not receive Final Approval, the Parties shall revert to their respective litigation positions as if this MOU never existed.

13.

Choice of Law and Forum Selection. This MOU, the Settlement Agreement and Settlement contemplated by it, and any dispute arising out of or relating in any way to this MOU, the Settlement Agreement or the Settlement, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to conflict of laws principles. Each of the Parties (a) irrevocably submits to the personal jurisdiction of any state court sitting in Wilmington, Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this MOU, the Settlement and/or the Settlement Agreement, (b) agrees that all claims in respect of such suit, action or proceeding shall be brought, heard and determined exclusively in the Delaware Court of Chancery (provided that, in the event that subject matter jurisdiction is unavailable in that court, then all such claims shall be brought, heard and determined exclusively in any other state court sitting in Wilmington, Delaware), (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees not to bring any action or proceeding arising out of or relating to this MOU, the Settlement and/or the Settlement Agreement in any other court, and (e) expressly waives, and agrees not to plead or to make any claim that any such action or proceeding is subject (in whole or in part) to a jury trial. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding brought in accordance with this paragraph. Each of the Parties further agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof. Each of the Parties further consents and agrees that process in any suit, action or proceeding may be served on such Party by certified mail, return receipt requested, addressed to such

Party or such Party’s registered agent in the state of its incorporation or organization, or in any other manner provided by law, and in the case of Plaintiffs by giving such written notice to James C. Strum, 20 Montchanin Road, Suite 145, Wilmington, DE 19807.

14.	Execution by Counterparts. The Parties may execute this MOU in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the Parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile or electronic mail is as effective as executing and delivering this MOU in the presence of all other Parties.

15.	Severability. Should any part of this MOU be rendered or declared invalid by a court of competent jurisdiction, such invalidation of such part or portion of this MOU should not invalidate the remaining portions thereof, and they shall remain in full force and effect.

16.	Miscellaneous. This MOU constitutes the entire agreement among the Parties with respect to the subject matter hereof, supersedes all written or oral communications, agreements or understandings that may have existed prior to the execution of this MOU, and may be modified or amended only by a writing signed by the signatories hereto. This MOU shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns; provided, that no party shall assign or delegate its rights or responsibilities under this MOU without the prior written consent of the other Parties. The Released Parties who are not signatories hereto shall be third party beneficiaries under this MOU entitled to enforce this MOU in accordance with its terms.

[Signatures Appear On The Following Pages]

BUCCI, BAILEY & JAVINS, L.C.

OF COUNSEL:
/s/ Guy Bucci by Gregory Nespole w/ permission
WOLF HALDENSTEIN ADLER FREEMAN HERZ LLP Gregory M. Nespole 270 Madison Avenue New York, NY 10016 (212) 545-4600	Guy R. Bucci (W.Va. Bar No. 0521) P.O. Box 3712 (304) 345-0346 Counsel for Plaintiff Stephen M. Giles
LEVI & KORSINKSKY, LLP

OF COUNSEL:
/s/ Michael Rosner by Gregory Nespole w/permission
HAMILTON LINDLEY GOLDFARB BRANHAM LLP 2501 N. Harwood Street. Ste. 1801 Dallas, TX 75201 (214) 583-2257	Joseph E. Levi Michael H. Rosner Robert H. Lefkowitz 30 Broad Street, 15th Floor New York, NY 10004 (212) 363-7500 Counsel for Plaintiff Mayer Friedman

BOWLES RICE MCDAVID GRAFF & LOVE LLP

OF COUNSEL:	/s/ Edward D. McDevitt
JONES DAY Robert C. Micheletto William J. Hine 222 E. 41st Street New York, NY 10017 (212) 326-3690

Edward D. McDevitt (W.Va. Bar No. 2437)

600 Quarrier Street

Charleston, WV 25301

(304) 347-1100

Attorneys for Defendants ICG, Inc., f/k/a International Coal Group, Inc., Wilbur L. Ross, Jr., Bennett K. Hatfield, Wendy L. Teramoto, Maurice E. Carino, Jr., Stanley N. Gaines, Samuel A. Mitchell, Cynthia B. Bezik and William J. Catacosinos.

FLAHERTY SENSABAUGH & BONASSO, PLLC

OF COUNSEL:
/s/ Thomas V. Flaherty
SIMPSON THACHER & BARTLETT LLP George Wang Paul Curnin 425 Lexington Avenue New York, NY 10017 (212) 455-2000 Dated: June 5, 2011	Thomas V. Flaherty (W.Va. Bar No. 1213) Post Office Box 3843 Charleston, WV 25338-3843 (304) 345-0200 Attorneys for Defendants Arch Coal, Inc. and Atlas Acquisition Corp.